Ceres Managed Futures LLC

January 19, 2018

VIA EMAIL AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Robert F. Telewicz, Jr.

Re:

Meritage Futures Fund L.P.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed March 28, 2017

Forms 10-Q for Fiscal Quarters Ended

March 31, 2017, June 30, 2017 and September 30, 2017

Filed May 11, 2017, August 10, 2017 and November 13, 2017

File No. 000-53113

Ladies and Gentlemen:

Ceres Managed Futures LLC, the general partner (the “General Partner”) of Meritage Futures Fund L.P. (the “Registrant”), hereby files, via EDGAR, its response to the comment letter of the Securities and Exchange Commission (the “Commission”), dated December 20, 2017, relating to the Registrant’s (i) Form 10-K filed on March 28, 2017, and (ii) Forms 10-Q filed on May 11, 2017, August 10, 2017, and November 13, 2017 (File No. 000-53113). We have prepared our response with the assistance of our legal counsel. As requested, each response is numbered to correspond to the Commission’s comment letter. A copy of this letter is being sent to the Commission via email.

Form 10-K for Fiscal Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 22

Comment #1

We note that the financial statements of Meritage Futures Fund, L.P. (the investor fund) have been prepared using a fund of funds presentation. As such the investor fund’s prorate share of all expenses of the investee funds are embedded in the net change in unrealized gains (losses) on investment. Please tell us how you considered the need to disclose and discuss these embedded expenses, including any embedded brokerage, clearing and transaction fees, as part of your analysis of the unrealized gains (losses).

Securities and Exchange Commission

January 19, 2018

Response #1

Due to the fund of funds structure of the Registrant, no brokerage, clearing and transaction fees are payable by the Registrant directly. Although such fees are payable at the trading company-level, certain disclosure about brokerage, clearing and transaction fees is included in the Registrant’s reports since such fees are paid to an affiliate of the General Partner.

The brokerage, clearing and transaction fees payable by the trading companies (which would be embedded expenses of the Registrant) are paid directly, or reimbursed, by the General Partner. Each trading company receives monthly expense reimbursements on brokerage, clearing and transaction fees incurred during such month, as shown in the Statements of Income and Expenses as expense reimbursements, based on the beginning of the month partners’ capital allocation percentage for the Registrant’s investment in the relevant trading company. These fees are not embedded expenses of the Registrant, but are instead the General Partner’s responsibility, and are reported on the General Partner’s financial statements.

Since the brokerage, clearing and transaction fees of the trading companies are paid directly, or reimbursed, by the General Partner, there are no embedded expenses, and therefore, we consider such fees to not be material for the analysis of the unrealized gains (losses). To the extent that there are embedded fees and expenses of the trading companies attributable to the Registrant, the Registrant will include an analysis of such embedded fees and expenses to the extent material to an understanding of the unrealized gains (losses).

Securities and Exchange Commission

January 19, 2018

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (212) 296-7363, or Timothy P. Selby of Alston & Bird LLP, our outside counsel, at (212) 210-9494.

Sincerely,

/s/ Steven Ross
Steven Ross
Chief Financial Officer and Director, Ceres Managed Futures LLC

cc:	Patrick T. Egan, President and Director, Ceres Managed Futures LLC
Philip Levy, Executive Director, Legal and Compliance, Morgan Stanley
Timothy P. Selby, Alston & Bird LLP